Quanterix Corporation

113 Hartwell Avenue

Lexington, MA 02421

December 4, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Amanda Ravitz, Assistant Director

Re:          Quanterix Corporation

Registration Statement on Form S-1

File No. 333-221475

Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Quanterix Corporation, a Delaware corporation (the “Registrant”), hereby respectfully requests that the effective date of the above-captioned registration statement on Form S-1 (Registration No. 333-221475) be accelerated so that the registration statement may become effective at 4:05 p.m., Eastern time, on Wednesday, December 6, 2017, or as soon thereafter as practicable, or at such later time as the Registrant may orally request via telephone call to the staff.  This request for acceleration is subject, however, to your receiving a telephone call prior to such time from our legal counsel, Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., confirming this request. The Registrant hereby authorizes each of William Whelan, Megan Gates and John Condon of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., counsel to the Registrant, to make such request on its behalf.

Please call Megan Gates (617-348-4443) or John Condon (617-348-4453) of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., counsel to the Registrant, with any comments or questions regarding this matter.

Very truly yours,

Quanterix Corporation

By:	/s/ E. Kevin Hrusovsky
Name:	E. Kevin Hrusovsky
Title:	Executive Chairman, President and Chief Executive Officer

cc:

Securities and Exchange Commission

Tim Buchmiller

Geoff Kruczek

Gary Newberry

Kevin Kuhar

Quanterix Corporation

Joseph Driscoll

Ernie Orticerio

Brian Keane

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

William T. Whelan

Megan N. Gates

John P. Condon

Ropes & Gray LLP

Patrick O’Brien

Michael Pilo

Ernst & Young LLP

Mark M. Rocca